Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

Three Months Ended
March 31, 2018
(Millions)
Earnings:
Income (loss) before income taxes	$325
Less: Equity earnings	(82)
Income (loss) before income taxes and equity earnings	243
Add:
Fixed charges:
Interest incurred (1)	282
Rental expense representative of interest factor	4
Total fixed charges	286
Distributed income of equity-method investees	140
Less:
Interest capitalized	(9)
Total earnings as adjusted	$660
Fixed charges	$286
Ratio of earnings to fixed charges	2.31

(1)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in Provision (benefit) for income taxes in our Consolidated Statement of Income.